

07006897

NITED STATES
ID EXCHANGE COMMISSION
,hington, D.C. 20549

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SEC FILE NUMBER
8- 67194

ANNUAL AUDITED REPORT
(FORM X-17A-5
PART III
revised
FACING PAGE

RECD S.E.C.
APR 6 2007
508

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 AND ENDING 12/31/06
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kepler Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue 28th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yuen Na Chun   212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).

OATH OR AFFIRMATION

I, Benoît R. Piussan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kepler Equities, Inc. _____, as of December 31 _____ 20 06 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                                                                                Signature

President
_____
                                                                                                                                Title

_____ YUEN NA CHUN
           Notary Public   Notary Public State of New York
                                                                               No. 01CH5062570
                                                                        Qualified in New York County
                                                                Commission Expires July 1, 20 09

This report** contains (check all applicable boxes):
☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholder's   Equity or Partners' or Sole Proprietor's Capital
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal accounting control
☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Kepler Equities, Inc.
Statement of Financial Condition
December 31, 2006

Kepler Equities, Inc.
Index
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and the Stockholder of
Kepler Equities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Kepler Equities, Inc. (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 29, 2007

Kepler Equities, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 3,006,201
Restricted cash	280,280
Furniture, equipment, and leasehold improvements	
(net of accumulated amortization and depreciation of $135,382)	1,086,717
Due from Parent	1,278,810
Due from landlord	253,360
Accounts receivable	70,000
Fail to deliver	753,677
Due from customers	658,040
Other assets	118,767
Total assets	$ 7,505,852

Liabilities and Stockholder's Equity

Due to customer	$ 753,677
Fail to receive	658,040
Due to affiliate	121,875
Deferred rent liability	97,785
Accrued expenses and other liabilities	1,623,024
Subordinated Loan	2,500,000
Total liabilities	5,754,401
Common stock ($.01 par value; 1,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	2,499,999
Deficit	(748,549)
Total stockholder's equity	1,751,451
Total liabilities and stockholder's equity	$ 7,505,852

The accompanying notes are an integral part of this financial statement.

2

Kepler Equities, Inc.
Statement of Financial Condition
December 31, 2006

1. **Organization and Business**

    Kepler Equities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc (the "NASD"). The Company was approved for business as a broker-dealer by the NASD on June 8, 2006. The Company is a wholly owned subsidiary of Kepler Landsbanki (the "Parent"), which is an indirect wholly owned subsidiary of Landsbanki.

    The Company acts as a broker for U.S. institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through an affiliate. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are allocated by the affiliate and remitted back periodically.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

    Cash and Cash Equivalents
    Cash and cash equivalents consist of cash deposits and money market accounts held in accounts at a New York financial institution and therefore are subject to the credit risk at the financial institution. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents.

    Concentration of Credit Risk
    The Company maintains substantially all of its cash balance at one major financial institution in excess of FDIC-insured limits. However, the Company does not believe that these amounts are exposed to significant risk.

    Depreciation and Amortization
    Furniture and equipment are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over 10.5 years.

    Income Taxes
    The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits and expenses on the temporary differences between the financial reporting and tax basis of its assets and liabilities. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of a deferred tax asset will not be realized.

    The Company has calculated the tax benefit related to its loss. However, it has reserved against this amount as it has been unable to determine whether this tax benefit will be realized.

3.   **Regulatory Requirements**

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2006, the Company had net capital of approximately $1,475,064 which exceeded the required net capital by approximately $1,255,064.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs k(2)(i).

4.   **Furniture, Equipment, and Leasehold Improvements**

Details of furniture, equipment and leasehold improvements are as follows:

Furniture	$ 219,999
Equipment	451,601
Leasehold improvements	550,499
	1,222,099
Less: Accumulated depreciation and amortization	135,382
	$ 1,086,717

5.   **Commitments**

Lease Agreement
The Company leases an office space under a non-cancellable lease agreement which expires September 30, 2016. The future minimum annual base rent payments required under this operating lease are as follows:

Year Ending December 31,	Total Commitments
2006	$ 76,262
2007	222,577
2008	222,577
2009	222,577
2010 onwards	1,692,413
	$ 2,436,406

The lease has provisions for escalation. The Company also has a restricted cash deposit of $280,280 relating to the lease. The Company has entered into an irrevocable standby letter of credit payable to the landlord in case of default on the lease agreement for which the restricted cash is being held as collateral.

Total rent expense for the year was $174,047.

Guaranteed Bonuses
In the ordinary course of business, the Company has entered into certain contractual agreements with its employees. For the year 2007, the Company is obligated to pay $425,000 in guaranteed

bonuses to certain employees provided they remain in the Company's employment for the entire year.

6. Related Party Transactions

Due from Parent
Commission income is the result of trades made with U.S. and non-U.S. customers on behalf of affiliates. At December 31, 2006, due from Parent primarily represents commission income receivable of $860,334.

During the year, the Company paid the Parent $125,000 related to execution and settlement.

The Parent has agreed to reimburse a portion of the bonuses payable at December 31, 2006. Included in due from Parent is $384,873 related to this reimbursement.

Due to Affiliate
The Company entered into a subordinated loan agreement with its affiliate, Landsbanki. For the year ended December 31, 2006, the interest expense was $121,875 which remains payable at that date.

7. Subordinated Loan

The Company has entered into a subordinated loan agreement with Landsbanki in the amount of $2,500,000 at a fixed interest rate of 6.5% and maturing on April 11, 2011. At December 31, 2006, the accrued interest payable was $121,875. The loan was approved by the NASD to be treated as equity in computing net capital pursuant to the SEC's Uniform Net Capital Rule.

8. Income Taxes

The Company files tax returns on a standalone basis for U.S. tax purposes, and also files standalone tax returns in New York State and New York City.

The Company has deferred tax assets primarily related to net operating loss carryforwards, as well as accrued foreign intercompany interest expense. Deferred tax assets of approximately $327,000 are subject to a full valuation allowance as management believes that it is more likely than not that the future benefits of these deferred tax assets will not be realized.

From its historical operations, the Company has a net operating loss carryforward of approximately $480,000 for Federal, New York State and New York City purposes. These net operating loss carryforwards will begin to expire starting in the tax year ending December 31, 2025.

9. Employee Benefits

Eligible employees of the Company are covered under a defined contribution plan. The Company contributes 11% of each employee's annual salary to the plan. Total pension expense for the year ended December 31, 2006 was approximately $181,317 and is included in employee compensation and benefits expense.

10. **Life Insurance Policy**

The Company owns two life insurance policies on its Chief Executive Officer ("CEO") with a total cash value of $94,127 at December 31, 2006. As part of his employment package, the life insurance policy will vest to the CEO in July 2010 if he remains employed by the Company.

11. **Off Balance Sheet Risk**

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

